SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer's ID (CNPJ/MF) No. 42.150.391/0001-70

Company Registry (NIRE) No.  29300006939

PUBLICLY-HELD COMPANY - CVM Code No. 00482-0

NOTICE TO THE SHAREHOLDERS

In compliance with Article 6, section II of CVM Instruction No. 481, of December 17, 2009 and with the Official Memorandum issued by the Corporate Relations Head Office (SEP - Superintendência de Relações com Empresas ) No. 02 of February 29, 2016, and based on Article 141, paragraph 4th, 5th and 6th, and Article 161, paragraph 4, item "a" of Law 6,404/76, Braskem S.A. hereby informs its shareholders and the market in general that it has received from minority shareholders the nominations for candidates to compete for  seats on the Company's Board of Directors and Fiscal Council. The qualification of the candidates is available in the Appendix.

Additional information may be obtained from the Investor Relations Department, through the phone number +55 11 3576-9531 or the email braskem-ri@braskem.com.br.

Pedro Freitas

Chief Financial Officer and Investor Relations Officer

Braskem S.A.

APPENDIX

I – BOARD OF DIRECTORS

BOARD MEMBER ONs – Robert Juenemann, is a lawyer and Board Member of the Brazilian Institute of Corporate Governance – IBGC, and Supervisory Board Member in the Audit Committee at Eternit, Eletrobras and Celesc, has an extensive experience in implementing corporate governance in public and closed companies. He is a member of the GGC – Corporate Governance Group.

BOARD MEMBER PNs – Charles René Lebarbenchon, lawyer and associated by IBGC - Brazilian Institute of Corporate Governance. He has acted in the energy sector, among steel, telephone and port areas. He is board member at AES Eletropaulo. He was Legal Advisor at BrazCarnes and  supervisory board member in the audit committee at Eternit.

ALTERNATE MEMBER PNs – Wilfredo João Vicente Gomes holds a degree in Business Administration from the Federal University of Santa Catarina, a degree in Accounting from FECAM and an MBA from Chicago University. He also holds a specialization from Fundação Dom Cabral - Corporate Governance and Training Board. Since 2003 he is in charge of Multicorp Participações, which brings together the OneWG Multicomunciação companies, Multione Fitness, Multilíders - LIDE SC and Multicompany. He is Board Member of CELESC.

II. FISCAL COUNCIL

MEMBER ONs – André Eduardo Dantas, lawyer and Partner of Gasparino, Sachet, Roman, Barros &  Marchiori Office since 2009, specialized in tributary and societary law, is a fiscal board member certified by IBGC - Brazilian Institute of Corporate Governance,  and was a legal manager at Brasil Telecom S/A, Grupo Coimex and Atacadão (Carrefour Group). He is member of legal commission of the IBGC. André was Board Member (Fiscal) of TECNISA S/A and AES ELETROPAULO S/A in 2012/2013. Is a board member (fiscal) of ETERNIT S/A since 2013 and member of GGC – Corporate Governance Group.

ALTERNATE MEMBER ONs – Geraldo Vinicius dos Santos, Lawyer from the University of Vale do Itajaí - UNIVALI. Post-graduation in Tax Law by the Brazilian Institute of Tax Studies - IBET. External consultant from Innovare Institute in the State of Amazonas, a non-political organization dedicated to promoting a more agile and more efficient judiciary in Brazil. Member of the Fiscal Council of Eternit.

MEMBER PNs - Marcus Galiazzi Rosset He served as President and CEO for 25 years in multinational companies and participated as a member of strategic boards for Latin America. Currently, he is Advisory Board member of "Sambatech" (leader in Latin America in the infrastructure segment and distribution of content in the digital platform) and Director of company "Magic Bubble" (video game developer and edutainment). Member of IBGC. It's CEO and all-Entertainment, was CEO and SPV of The Walt Disney Company Brazil (2001 -2011), Director General of Brazil and AL CIC VIDEO International (subsidiary of movie studios Universal Pictures and Paramount Pictures) and Manager for Sao Paulo Video from Globo (the company network Globo Television).

ALTERNATE MEMBER PNs - Luiz Fernando Sachet is a lawyer and Procedural Law of Gasparino, Fabro, Roman, Sachet & Marchiori Lawyers. MBA in Tax Law from FGV and Associate IBGC - Brazilian Institute of Corporate Governance. Operates in the mining, steel, energy, telecommunications and retail. It is member of the Commission of Legislative Affairs Tax and the FIESC - Federation of Industries of the State of Santa Catarina.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2016
BRASKEM S.A.

By:	/s/ Pedro Freitas

	Name:	Pedro Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.